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Phillip R. Mills

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4618 tel 212 701 5618 fax phillip.mills@davispolk.com

June 14, 2013

Re:	Elan Corporation, plc Schedule TO-T/A filed June 10, 2013 by Echo Pharma Acquisition Limited, Pablo Legorreta et al. File No. 005-43481

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Hindin:

On behalf of (i) Echo Pharma Acquisition Limited (“Royalty Pharma”), (ii) Echo Acquisition Lux Three Sarl, (iii) Echo Acquisition Lux Two Sarl, (iv) Echo Acquisition Lux One Sarl, (v) RPI US Partners, LP, (vi) RPI US Partners II, LP, (vii) RPI International Partners, LP, (viii) RPI International Partners II, LP, (ix) Pharmaceutical Investors, LP, (x) Pharma Management, LLC, (xi) Pharma Management (Cayman) Limited, (xii) RP Management, LLC and (xiii) Pablo Legorreta (each, a “Filing Person”), this letter sets forth the Filing Persons’ responses to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 13, 2013, with respect to the Filing Persons’ Tender Offer Statement on Schedule TO, originally filed with the SEC on May 2, 2013, as amended by Amendment No. 1 through Amendment No. 14 thereto (as amended, the “Schedule TO”).  Capitalized terms used but not defined in this letter shall have the respective meanings assigned to such terms in the Further Increased Offer, dated June 10, 2013, attached as Exhibit (a)(1)(EEE) to the Schedule TO (the “Further Revised Offer Document”).

Each comment from the comment letter is restated in bold prior to the response to such comment.

Further Increased Offer

1.	Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the

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Securities Act of 1933.  In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.  Please address in such discussion that in contrast to several prior staff no-action letters on this topic, the amount paid pursuant to the Second and Third CVR Payment Event, based on Net Sales of Tysabri, could be deemed to depend upon the overall operating results of the post-tender offer company given that Elan has essentially no revenue source other than Tysabri sales.

Response

We do not believe that the contractual contingent value rights (the “CVRs”) as described in the Further Revised Offer Document are “securities” under the Securities Act of 1933 (the “Securities Act”), and treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

The CVRs would give holders of Elan Shares (including those represented by Elan ADSs) the right to receive one or more future cash payments based on the future net sales of Tysabri or the receipt of certain approval from the US Food and Drug Administration (the “FDA”) to permit the use of Tysabri for certain treatment indications.  For each Elan Share tendered in the Further Increased Offer (including those represented by Elan ADSs), an Elan Stockholder will receive one CVR, which entitles the holder thereof to receive:

•
$1.00 upon receipt of approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay “the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS)” (the “FDA Approval”);

•	$0.75 upon the achievement of worldwide net sales of Tysabri in any four full consecutive calendar quarters ending on or before December 31, 2015, greater than or equal to $2,600,000,000; and

•	$0.75 upon the achievement of worldwide net sales of Tysabri in any four full consecutive calendar quarters ending on or before December 31, 2017, greater than or equal to $3,100,000,000.

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs, were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief:

(i)	the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;
(ii)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;
(iii)	the rights are non-transferable, except by operation of law or by will or intestacy;

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(iv)	the rights will not be evidenced by any form of certificate or instrument; and
(v)	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.

(See, e.g., Slater Development Corporation (April 7, 1988); Quanex Corporation (July 28, 1989); Genentech Clinical Partners (April 28, 1989); GID/TL, Inc. (March 21, 1989); First Boston, Inc. (December 2, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); Lorimar, Inc. (November 4, 1985); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

These criteria are well-established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon achievement of FDA approval and/or sales targets similar to those that determine payment under our CVRs.  Several recent examples include:

•
Forest Laboratories, Inc.’s 2011 tender offer for all of the outstanding shares of Clinical Data, Inc., in which Forest Laboratories agreed to pay, for each share of Clinical Data, $30 plus a non-transferable contingent value right that entitled the holder thereof to up to $6.00 per right if the aggregate net sales of Viibryd and other products containing vilazadone hydrochloride exceeded certain net sales thresholds.

•
ViroPharma Inc.’s October 2008 acquisition of Lev Pharmaceuticals, in which ViroPharma agreed to pay each Lev stockholder an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two contingent payments in cash, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a specified time period.

•
Endo Pharmaceuticals Holdings Inc.’s March 2009 acquisition of Indevus Pharmaceuticals, Inc., in which the merger consideration included an upfront cash payment and a non-transferable contingent right to receive up to an additional $3.00 per share for certain milestones relating to a given product, Nebido. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a “boxed warning” label. The full amount of this payment would be payable either upon FDA approval without the boxed warning label, or if the product was subject to a boxed warning label, upon achievement of a specified sales target for the product. The second contingent payment will become payable if an additional specified product is approved by the FDA within a given time period.

The CVRs described in the Further Increased Offer have the same five essential characteristics the Staff has identified in the no-action letters cited above and were present in the transactions described above:

Perry Hindin	4	June 14, 2013

•
The CVRs are an integral part of the consideration to be received by tendering Elan Stockholders in the Further Increased Offer and will be granted pro rata to each Elan Stockholder (see pages 2, 25 and 216 of the Further Revised Offer Document);

•
The CVRs will not represent any ownership interest in Royalty Pharma or its subsidiaries (including Elan) and will not have any voting, liquidation or dividend rights (see pp. 2 and 26 of the Further Revised Offer Document), nor will the CVRs bear a stated rate of interest (see pages 2, 26 and 216 of the Further Revised Offer Document);

•
The CVRs will not be assignable or transferable except (i) by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the transferor or (iii) for transfers made pursuant to a court order or operation of law (see pages 217 and 220 of the Further Revised Offer Document);

•	The CVRs will not be evidenced by any certificate or other instrument (see pages 1, 2 and 216 of the Further Revised Offer Document); and

•
The CVRs represent only the contractual right to receive the contingent payments described above, and accordingly, any amounts paid to CVR holders depend only on receipt of the FDA Approval or the achievement of certain Tysabri net sales targets, not the operating results of Royalty Pharma or Elan.

The Staff specifically requested that, as part of our analysis, we discuss whether the Second and Third CVR Payment Events could be deemed to depend on the overall operating results of the post-tender offer company.  As disclosed on pages 1-3 and 220-221 of the Further Revised Offer Document, any amount ultimately paid to the holders of the CVRs will not depend upon the general operating results of Royalty Pharma and its subsidiaries (including Elan), as entities, but will only relate to the net sales, if any, of Tysabri and the receipt of the FDA Approval.

The fact that, as of the date hereof, Tysabri is Elan’s primary source of revenue does not affect this analysis.  Elan currently has significant operating expenses that are not taken into account in determining the two sales-based triggers for the CVR payments.  As discussed on page 220 of the Further Revised Offer Document, the CVRs grant the holders thereof no interest in Royalty Pharma or Elan or their respective economic activities.  The CVRs are general unsecured obligations of Royalty Pharma and will be subject to prior rights of the holders of Royalty Pharma’s secured indebtedness as discussed on page 221 of the Further Revised Offer Document.

Furthermore, while the subsidiaries of Royalty Pharma would derive most of their consolidated revenue from Tysabri royalties immediately post-closing, this may not be the case in the future.  Royalty Pharma clearly discloses on page 222 of the Further Revised Offer Document that the terms of the CVR Agreement do not prohibit Royalty Pharma from selling or acquiring assets, recapitalizing or incurring additional debt.  In addition, on page 30 of the Further Revised Offer Document, Royalty Pharma discusses its current plans and proposals for Elan post-closing, which include a strategic review of Elan’s operations and potentially seeking partners that have expertise in developing Royalty Pharma’s non-royalty assets.  Accordingly, the consolidated revenues and cost structure of Royalty Pharma may change in any number of ways post-closing, including by disposing of Elan’s interest in the Tysabri royalty, and the CVRs would continue to

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represent only the contractual right to receive the payments specified above in respect of the FDA Approval and the net sales targets.

On the basis of the foregoing, we respectfully submit that the CVRs are not “securities” within the meaning of the Securities Act and, accordingly, registration of the CVRs under the Securities Act is not required.

2.
Please provide us with your analysis as to how the offer complies with the prompt payment provision of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration paid to security holders.  In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the closing of the offer under state law.

Response

Rule 14e-1(c) – Prompt Payment Rule

We believe that the Further Increased Offer satisfies the prompt payment rule set forth in Rule 14e-1(c). The consideration offered in the Further Increased Offer consists of the right to receive US$13.00 in cash (the “Increased Cash Element”) plus one non-transferable CVR, which represents the immediate contractual rights to receive up to an additional US$2.50 in cash payments upon the occurrence of certain CVR Payment Events. The component of consideration represented by the CVRs will in fact be paid in compliance with the prompt payment rule, because the CVRs are not a deferred cash payment to Elan Stockholders, but rather the contractual right to receive additional cash payments if and only if certain payment events are achieved, in accordance with the terms of the CVR Agreement.  As noted on pages 1 and 216 of the Further Revised Offer Document, the CVRs will be delivered concurrently with the Increased Cash Element.  Payment of the Further Increased Offer Price is complete as of the time of such delivery.  As fully described in the Further Revised Offer Document, on June 7, 2013, Royalty Pharma and the Rights Agent entered into the CVR Agreement, which provides CVR holders are third party beneficiaries.  As of the closing of the Further Increased Offer, CVR holders of at least 20% in the aggregate of all outstanding CVRs may direct the Rights Agent to act on behalf of the CVR holders in enforcing any of their rights under the CVR Agreement, including objecting to Royalty Pharma’s determination that a CVR Payment did not occur or Royalty Pharma’s failure to deliver a CVR Payment Event Certificate.  The CVR is governed by New York law.  Under New York law, the rights of a third party beneficiary are enforceable if (1) a valid and binding contract exists between the other parties, (2) the contract was intended for the benefit of the third party beneficiary and (3) the benefit to such third party beneficiary is sufficiently immediate, rather than incidental, to indicate the assumption by the contracting parties of a duty to compensate such third party beneficiary if the benefit is lost.  See Synovus Bank of Tampa Bay v. Valley National Bank, 487 F.Supp.2d 360, 368 (S.D.N.Y.2007) (quoting BDG Oceanside, LLC v. RAD Terminal Corp., 14 A.D.3d 472, 473, 787 N.Y.S.2d 388, 390 (2d Dep't 2005)). Moreover, “New York law requires that the parties’ intent to benefit a third-party be shown on the face of the contract.”  Id. (citing Strauss v. Belle Realty Co., 98 A.D.2d 424, 428, 469 N.Y.S.2d 948, 951 (2d Dep't 1983)). The CVR Agreement satisfies each of the requirements referenced in the cases above.

On numerous occasions, the Staff has either granted no action relief or did not object to the payment of consideration in a tender offer that included the contractual right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific’s tender offer to acquire all outstanding shares of common stock of Rubicon Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to

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tendering shareholders if certain milestones related to FDA approval of a medical device and net sales of certain products were achieved, with no further action required on the part of the holders.  In response to a similar SEC comment, Boston Scientific responded that, “the component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved.  Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e–1(c).”  Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the applicable milestones were achieved. The CVRs that are a component of the consideration in the Further Increased Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation. Like the right to receive Additional Payments, the CVRs are the right to receive cash if and only if certain payment events are achieved, with no further action required on the part of the CVR holders. The CVRs will be obtained by tendering Elan Stockholders at the same time as the Increased Cash Element of the consideration is paid to tendering Elan Stockholders, as noted on pages 1 and 216 of the Further Revised Offer Document. Accordingly, we share the view expressed by Boston Scientific in its response to the Staff that the receipt by a tendering holder of securities, upon acceptance of his or her securities in the offer, of a contractual right to a contingent future payment is in compliance with Rule 14e–1(c).

We also believe that the payment of the CVRs in the Further Increased Offer is consistent with the policy objectives of Rule 14e–1(c). Rule 14e–1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.”  Release 34-16384 (November 29, 1979).  As noted in the final rulemaking release adopting Rule 14e-1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request…for examples of how the [SEC] proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which…[t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. Securities tendered by Elan Stockholders will not be “tied up”, as Royalty Pharma will promptly pay tendering Elan Stockholders consideration that includes the immediately enforceable CVRs.

We do not believe that the payment in the Further Increased Offer of consideration that includes CVRs raises the concerns that Rule 14e-1(c) was designed to address.  Furthermore, the CVRs are fully described in the Further Revised Offer Document, and as such do not constitute a fraudulent, deceptive or manipulative act or practice. For the reasons stated above, we respectfully submit that because the Elan Stockholders will be entitled to the contractual right to receive cash payments under the CVR Agreement upon acceptance by Royalty Pharma of their shares in the Further Increased Offer, the Further Increased Offer satisfies the prompt payment rule set forth in Rule 14e–1(c).

Perry Hindin	7	June 14, 2013

Item 1004(a) of Regulation M-A

Item 1004(a) of Regulation M-A requires disclosure of the material terms of a transaction. Specifically, item (1)(ii) of Item 1004(a) requires that, in a tender offer, the bidder disclose the type and amount of consideration to be offered to security holders. In the Further Revised Offer Document, Royalty Pharma disclosed in detail the consideration offered.  The amount of the Increased Cash Element and the existence of the CVRs are disclosed on page 1 of the Further Revised Offer Document under “What is the Further Increased Offer Price?” of the “Frequently asked questions” section, and the CVRs are described in further detail in the body of the Further Revised Offer Document.  See for example, the disclosure set forth in Appendix VIII (Particulars of the CVRs) on pages 216 through 223, which cross-references the disclosure relating to US and Irish tax treatment, including tax treatment of the CVRs, under paragraph 7 of Appendix III on pages 183-188).  The relevant disclosure from Appendix VIII and paragraph 7 of Appendix III is summarized in the “Frequently asked questions” section at the front of the Further Revised Offer Document under “If I accept the Further Increased Offer, will I receive the Further Increased Offer Price in cash?” on page 2, “What is the CVR?” on page 2, “What are the risks of the CVRs?” on page 3 and “Will I be taxed on the consideration that I receive in respect of the Further Increased Offer?” on page 11.  A summary of the CVRs is also set forth in the Letter from the Chairman of Royalty Pharma under paragraph 5 (The CVRs) on pages 25-26, which states:

“For each Elan Share (including each Elan Share represented by an Elan ADS) tendered, you will receive $13.00 in cash and one non-transferable CVR. The Rights Agent will keep a register of all CVR holders.

The CVRs will be issued by Royalty Pharma in accordance with and subject to the terms of the CVR Agreement. Each CVR will provide each Elan Stockholder whose tender is accepted with a contingent, contractual right to receive additional cash payments, subject to and in accordance with the terms and conditions of the CVR Agreement.

Each CVR will represent the contractual right to receive additional cash payments upon the achievement of certain payment events (in aggregate the “CVR Payment Events”) as follows:

•
First CVR Payment Event: The receipt of approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay “the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS)”. The quoted language is taken from the publicly disclosed description of the primary endpoint of Biogen’s ASCEND Phase III clinical trial with Tysabri in SPMS; see http://www.clinicaltrials.gov/ct2/show/NCT01416181?term=NCT01416181&rank=1. This language represents an expanded label for  Tysabri compared to  the  current label which has the language “As monotherapy for the treatment of patients with relapsing forms of multiple sclerosis to delay the accumulation of physical disability and reduce the frequency of clinical exacerbations”.

•	Second CVR Payment Event: The achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date

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of the CVR Agreement and ending on or before December 31, 2015, as reported in the Biogen Reports, greater than or equal to US$2,600,000,000.

•
Third CVR Payment Event: The achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2017, as reported in the Biogen Reports, greater than or equal to US$3,100,000,000.

After the first occurrence of the First CVR Payment Event, the CVR holders shall have no future rights to payment with respect to the First CVR Payment Event. After the first occurrence of the Second CVR Payment Event, the CVR holders shall have no future rights to payment with respect to the Second CVR Payment Event. After the first occurrence of the Third CVR Payment Event, the CVR holders shall have no future rights to payment with respect to the Third CVR Payment Event.

For clarity, neither the Second CVR Payment Event nor Third CVR Payment Event is dependent on FDA Approval; both the Second CVR Payment Event and the Third CVR Payment Event are dependent solely on sales.

Each holder will have a right to receive (i) US$1.00 per CVR upon the First CVR Payment Event; (ii) US$0.75 per CVR upon the Second CVR Payment Event and (iii US$0.75 per CVR upon theThird CVR Payment Event, in each case less any applicable withholding taxes. For clarity, if the Third CVR Payment Event occurs before the end of the Calendar Quarter ending December 2015, CVR holders will be entitled to receive the CVR Payment Amounts relating to both theSecond CVR Payment Event and the Third CVR Payment Event.  The maximum payment on any CVR Payment Event, or over the entire period of the CVR Agreement, could be zero.

The CVR will be, subject to limited exceptions, non-transferable and no application will be made for the CVR to be listed or dealt in on any stock exchange. The CVRs will not be represented by any certificate or other evidence of title. The CVR will not have any voting or dividend rights and will not represent any equity or ownership interest in Royalty Pharma or Elan. No interest is payable in respect of the CVR, and the contractual right to receive an additional cash payment represented by the CVRs will only be payable in certain circumstances described in the CVR Agreement.

Elan Stockholders should note that the CVRs will be administered by the Rights Agent which will be located in the United States (or elsewhere outside the European Economic Area). Elan Stockholders’ personal data will therefore be transferred outside the European Economic Area, for processing in connection with the administration of the CVR, to countries which may not afford the same level of protection as that provided under EU data protection laws. Any such transfer will be made in accordance with the requirements of the Irish Data Protection Acts 1988 and 2003.”

3.	Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a) and (b) of Regulation M-A, particularly in light of the contingent payments rights.

Perry Hindin	9	June 14, 2013

Response

Item 10 of Schedule TO requires the disclosure of a bidder’s financial information, as specified in Item 1010(a) and (b) of Regulation M-A, only where such information is material.  Given the facts and circumstances of Royalty Pharma’s Further Increased Offer for all of the issued and to be issued Elan Shares (including Elan Shares represented by Elan ADSs), we do not believe that the financial statements of Royalty Pharma are material to a decision of an Elan shareholder to tender securities in the Further Increased Offer, and accordingly such financial statements are not required to be reported in the Schedule TO.

Instruction 1 to Item 10 of Schedule TO specifies that “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.”  In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the SEC noted several factors that should be considered in determining whether the financial statements of a bidder are material, including (i) whether the purpose of the tender offer is for control of the subject company and (ii) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. The Adopting Release separately noted that “financial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.”

We respectfully submit that Royalty Pharma’s financial condition is not material to a security holder’s decision whether to sell, tender or hold the securities sought for the reasons outlined below:

•
as noted on page 18 of the Further Revised Offer Document, the Increased Cash Element of the Further Revised Offer, as mandated by the Irish Takeover Rules, is fully financed and cash confirmed meaning that, as required by the Irish Takeover Rules, Royalty Pharma’s financial advisors have provided a confirmation that resources are available to Royalty Pharma sufficient to satisfy in full acceptance of the Further Revised Offer;

•	as noted on page 8 of the Further Revised Offer Document, the Further Revised Offer is not subject to a financing condition; and

•
none of the CVR Payment Events is based, in any way, on Royalty Pharma’s financial results or position.  In fact, Royalty Pharma notes on page 3 of the Further Revised Offer Document that the occurrence of the CVR Payment Events is controlled by Biogen and other third parties and neither Royalty Pharma nor Elan has any influence over whether a CVR Payment Event occurs.

In addition, disclosing Royalty Pharma’s financial statements would not provide Elan’s stockholders with any additional material information that would be useful in such stockholders’ evaluation of the Further Increased Offer beyond what has already been described in the Further Revised Offer Document.  Royalty Pharma notes on pages 1 and 198 of the Further Revised Offer Document, that Royalty Pharma is a special purpose entity that was established specifically for the purpose of making the Original Offer, meaning it has no material assets or liabilities, and has conducted no activities, other in connection with the Offer including the related financing.  Furthermore, the Further Revised Offer Document discloses that the CVRs are not cash confirmed (page 220), the necessary funds for the CVR Payment amounts have not been segregate or placed in escrow (page 220), Royalty Pharma is a holding company whose ability to

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pay the CVR holders will depend on distributions and advances from its subsidiaries (page 221) and Royalty Pharma is not subject to reporting requirements in the U.S. (page 222).  Requiring Royalty Pharma to disclose nominal financial statements, in addition to the substantial narrative disclosures already provided, will not provide any incremental material information to an Elan stockholder in making the decision whether to sell, tender or hold Elan securities.

In light of the foregoing, we believe that Royalty Pharma’s financial condition is not material to a security holder’s decision to participate in the Further Increased Offer.

What is the CVR? Page 2

4.	Please revise to clarify the intended meaning of the second sentence of this section.

Response

We respectfully acknowledge this comment of the Staff, and note that the second sentence of the first paragraph under “What is the CVR?” on page 2 of the Further Revised Offer Document summarizes the disclosure set forth in Appendix VIII (Particulars of the CVRs) on pages 216 through 223, which is cross referenced on page 2.  In particular, please refer to the disclosure set forth in the third paragraph and fifth paragraph (“Notices and Payments”) of the section “Summary of CVR Agreement” on page 216.  However, in response to Staff’s comment, Royalty Pharma proposes to supplement and restate the second sentence of the first paragraph under “What is the CVR?” on page 2 of the Further Revised Offer Document as follows:

The additional cash payment will be equal to the applicable CVR Payment Amount, which will be, (i) with respect to the First CVR Payment Event, an amount equal to US$1.00 per CVR; (ii) with respect to the Second CVR Payment Event, an amount equal to US$0.75 per CVR and (iii) with respect to the Third CVR Payment Event, an amount equal to US$0.75 per CVR, in each case, less any applicable withholding taxes.  Such additional cash payment will be paid to CVR holders within fifteen CVR Business Days of the date of the applicable certificate (the “CVR Payment Event Certificate”) delivered by Royalty Pharma to the Rights Agent, certifying that a CVR Payment Event has occurred.  Royalty Pharma is required to deliver such a CVR Payment Event Certificate to the Rights Agent within fifteen business days of the date a CVR Payment Event occurs.

*           *           *           *           *

We have been authorized to confirm, on behalf of each Filing Person, that:

•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	it is the Staff’s view that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it is the Staff’s view that no Filing Person may assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Perry Hindin	11	June 14, 2013

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450−4618.

Very truly yours,
/s/ Phillip R. Mills
Phillip R. Mills

cc:           Mr. George Lloyd